SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 16, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on October 16, 2009.

PRESS RELEASE	Amsterdam, 16 October 2009
ING to transfer its U.S. reinsurance business to RGA Inc.
•	Transaction fits in ING’s Back to Basics strategy for the U.S. insurance business

•	Transaction to have limited positive impact on 2010 earnings
ING announced today that it has reached an agreement to transfer its U.S. group reinsurance business, ING Reinsurance U.S., to Reinsurance Group of America, Inc. Terms of the agreement were not disclosed. RGA is a U.S.-based global provider of life reinsurance.
“This transaction fits within ING’s Back to Basics strategy to simplify our structure and focus our U.S. insurance operations on Retirement Services, Life Insurance, and Rollover Annuities,” said Tom McInerney, CEO for ING Insurance Americas. “Although ING Reinsurance is not part of ING’s core businesses in the U.S., it is a solid, well-run, and client-focused business that will complement a company that considers reinsurance its core business. We believe that RGA will be an excellent owner of ING Reinsurance.”
The transaction is structured as a reinsurance agreement between RGA and ING. The disposition of ING Reinsurance U.S. will have a limited positive impact on ING’s 2010 earnings. In addition, the transaction is expected to release nearly EUR 100 million in capital and improve the debt/equity ratio of ING Insurance by around 60 basis points. After the agreement, ING will continue to retain a reinsurance portfolio in the U.S. that has been in run-off since 2002.
ING Reinsurance U.S. is a leading provider of reinsurance programs for group life, accident, and health insurance companies in the U.S., Guam, Canada, Bermuda, and the Caribbean. It focuses on medium and large providers of group insurance products and operates primarily out of Minneapolis, Minn.
This transaction is subject to regulatory approvals and is expected to be closed in the first quarter of 2010.

Press Enquiries		Investor Relations Enquiries
Victorina de Boer	Dana Ripley	Bill Cokins
ING Group	ING Insurance Americas	ING Group
+31 20 541 5469	+1 770.980.4865	+31 20 541 8607
victorina.de.boer@ing.com	dana.ripley@us.ing.com	bill.cokins@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 16, 2009